

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

<u>Via E-mail</u>
Ms. Amber McCandless
Chief Financial Officer
Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong,
SAR, China

> **Re:** **Interactive Multi-Media Auction Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-185909**

Dear Ms. McCandless:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Certain Relationships and Related Transactions, page 65</u>

1. We note the related party transaction disclosure on page 51 in Note 3. Related Party Transactions. Please include this disclosure in the Certain Relationships and Related Transactions section of the prospectus, or tell us why you are not required to do so. Refer to Item 404 of Regulation S-K.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director